EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(dollars in millions)	2016	2015	2014	2013	2012
Earnings before income taxes	$11,863	$10,231	$9,656	$8,915	$8,622
Fixed charges	1,249	957	753	839	732
Total earnings available for fixed charges	$13,112	$11,188	$10,409	$9,754	$9,354

Fixed Charges:
Interest expense	$1,067	$790	$618	$708	$632
Interest component of rental payments	182	167	135	131	100
Total fixed charges	$1,249	$957	$753	$839	$732
Ratio of earnings to fixed charges	10.5	11.7	13.8	11.6	12.8

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.